Exhibit 99.1

Canaan Inc. Reports Unaudited First Quarter 2024 Financial Results

Singapore, May 17, 2024 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), a leading high-performance computing solutions provider, today announced its unaudited financial results for the three months ended March 31, 2024.

First Quarter 2024 Operating and Financial Highlights

Revenues were US$35.1 million, which beat the previous guidance of US$33 million by 6%.

Mining revenue was US$10.5 million, representing a sequential increase of 182.1%.

The number of Bitcoins held by the Company surpassed 1,000 for the first time to reach record-high 1,057 Bitcoins.

Net loss was US$39.4 million, narrowed 71.7% sequentially and 53.3% year-over-year.

Mr. Nangeng Zhang, Chairman and Chief Executive Officer of Canaan, commented, “As we navigate through the last full quarter before the Bitcoin halving, Canaan has demonstrated resilience and strategic foresight. Despite the traditional slow season in the first quarter of 2024, we successfully delivered 3.4 million Thash/s of computing power sold while driving our mining revenue to an impressive US$10.5 million, a significant sequential growth of 182.1%. Our total revenue for the quarter reached US$35 million, surpassing our previous forecasts. This topline performance is underpinned by relentless sales efforts and the optimization of our mining operations. Furthermore, the introduction of our new A1566 mining machines and the continued demand for our A14 series post the halving underscore our consistent capabilities in product innovation and market responsiveness.”

“The industry has witnessed several positive developments early this year, such as the approval of Bitcoin spot ETFs in the U.S. and Hong Kong markets, a record high Bitcoin price, and the seamless completion of the fourth Bitcoin halving. These milestones herald the beginning of a new bullish cycle for Bitcoin, attracting a larger base of participants and fostering a more concrete consensus within the industry. With the upcoming mass deliveries of our A14 series and the launch of the A1566 Avalon Miner, Canaan is well-prepared to capitalize on these emerging opportunities. We remain committed to enhancing our technology and offering advanced mining solutions that meet the evolving needs of our clients, ensuring that Canaan continues to be a pivotal player in the blockchain ecosystem.”

Mr. James Jin Cheng, Chief Financial Officer of Canaan, stated, “In the first quarter of 2024, we anticipated a quiet season but were proactive in propelling our market approach to meet various computing power needs. This strategy enabled us to exceed our revenue expectations and nearly double our customer advances from the end of 2023. These advances are poised to translate into future revenues in Q2 and Q3 this year as we ramp up the mass delivery of our A14 series products since April. Additionally, our balance sheet has been fortified with a record holding of 1,057 bitcoins, benefiting from our resumed self-mining operations. With the adoption of new accounting standards in 2024, we now reflect the fair value of our crypto assets, enhancing our financial transparency and balance sheet strength under increased bitcoin prices.”

“Financially, we have strategically invested in locking wafer supply capacities for mass production, which is reflected by the substantial increase in our prepayments to our foundry partner. Furthermore, our stringent expense control measures continued to yield financial benefits in the first quarter. In spite of inventory write-downs as a result of the continued destocking campaign, our net loss prominently narrowed year over year and sequentially during the first quarter. With the Bitcoin halving now behind us, we anticipate a renewed interest in mining hardware upgrades and expansions. We are well-prepared to meet this upcoming demand surge, having strategically strengthened our supply chain to fulfill our customers’ success in the mining landscape.”

First Quarter 2024 Financial Results

Revenues in the first quarter of 2024 were US$35.1 million, as compared to US$49.1 million in the fourth quarter of 2023 and US$55.2 million in the same period of 2023. Total revenues consisted of US$23.4 million in products revenue, US$10.5 million in mining revenue and US$1.2 million in other revenues.

Products revenue in the first quarter of 2024 was US$23.4 million, compared to US$44.9 million in the fourth quarter of 2023 and US$44.1 million in the same period of 2023. The decreases compared to the fourth quarter of 2023 and the first quarter of 2023 were mainly due to the decrease in total computing power sold and average selling price resulting from the softened demand before the halving event, despite a gradual recovery in the price of bitcoin. AI product revenue was US$0.1 million in the first quarter of 2024.

Mining revenue in the first quarter of 2024 was US$10.5 million, representing an increase of 182.1% from US$3.7 million in the fourth quarter of 2023 and a decrease of 5.7% from US$11.1 million in the same period of 2023. The sequential increase was mainly driven by the recovery of the bitcoin price and the resumed mining computing power in Kazakhstan. The year-over-year decrease was due to the deployment change.

Cost of revenues in the first quarter of 2024 was US$72.4 million, compared to US$103.1 million in the fourth quarter of 2023 and US$102.8 million in the same period of 2023.

Products costs in the first quarter of 2024 were US$59.8 million, compared to US$95.8 million in the fourth quarter of 2023 and US$75.4 million in the same period of 2023. The sequential and year-over-year decreases were consistent with the decrease of computing power sold. The inventory write-down, prepayment write-down and provision for inventory purchase commitments accrued for this quarter was US$47.5 million, compared to US$55.5 million for the fourth quarter of 2023 and US$34.9 million for the same period of 2023. Products costs consist of direct production costs of mining machines and AI products and indirect costs related to production, as well as inventory write-down, prepayment write-down and provision for inventory purchase commitments.

Mining costs in the first quarter of 2024 were US$12.2 million, compared to US$6.0 million in the fourth quarter of 2023 and US$27.3 million in the same period of 2023. Mining costs herein consist of direct production costs of mining operations, including electricity and hosting, as well as depreciation of deployed mining machines. The sequential increase was mainly due to the increased electricity cost, which was driven by the increase in energized mining computing power. The year-over-year decrease was mainly due to the decreased depreciation, which was driven by the end of the depreciation period of early deployed mining machines and the impairment of the currently deployed mining machines. The depreciation in this quarter for deployed mining machines was US$5.2 million, compared to US$3.8 million in the fourth quarter of 2023 and US$16.3 million in the same period of 2023.

Gross loss in the first quarter of 2024 was US$37.3 million, compared to US$54.1 million in the fourth quarter of 2023 and US$47.5 million in the same period of 2023.

Total operating expenses in the first quarter of 2024 were US$30.7 million, compared to US$39.2 million in the fourth quarter of 2023 and US$38.1 million in the same period of 2023.

Research and development expenses in the first quarter of 2024 were US$15.3 million, compared to US$10.8 million in the fourth quarter of 2023 and US$19.1 million in the same period of 2023. The sequential change of US$4.6 million was mainly due to the change of staff cost and research and development expenditure, totalled US$5.1 million，offset by a decrease of US$0.5 million in depreciation. The year-over-year decreases were mainly due to a decrease of US$3.8 million in staff costs. Research and development expenses in the first quarter of 2024 also included share-based compensation expenses of US$1.9 million.

Sales and marketing expenses in the first quarter of 2024 were US$1.1 million, compared to US$1.8 million in the fourth quarter of 2023 and US$1.5 million in the same period of 2023. The sequential decrease was mainly due to a decrease of US$0.4 million in staff costs and a decrease of US$0.3 million in promotion expenses. The year-over-year decrease was mainly due to a decrease of US$0.8 million in staff costs, offset by an increase of US$0.2 million in share-based compensation expenses. Sales and marketing expenses in the first quarter of 2024 also included share-based compensation expenses of US$43 thousand.

General and administrative expenses in the first quarter of 2024 were US$14.3 million, compared to US$20.2 million in the fourth quarter of 2023 and US$17.6 million in the same period of 2023. The sequential decrease was mainly due to a decrease of US$4.9 million in staff cost, a decrease of US$0.7 million in share-based compensation expenses and a decrease of US$0.7 million in professional service fees. The year-over-year decrease was mainly due to a decrease of US$4.4 million in share-based compensation expenses. General and administrative expenses in the first quarter of 2024 also included share-based compensation expenses of US$5.9 million.

Impairment on property, equipment and software in the first quarter of 2024 was nil, compared to US$6.3 million in the fourth quarter of 2023 and nil in the same period of 2023.

Loss from operations in the first quarter of 2024 was US$68.0 million, compared to US$93.3 million in the fourth quarter of 2023 and US$85.7 million in the same period of 2023.

Excess of fair value of Series A Convertible Preferred Shares in the first quarter of 2024 was US$0.4 million, which was insurance cost related to the second tranche of Preferred Shares, compared to US$59.2 million in the fourth quarter of 2023 and nil in the same period of 2023. For further information, please refer to “Preferred Shares Financing” in this press release.

Change in fair value of cryptocurrency in the first quarter of 2024 was an unrealized gain of US$33.6 million, compared to nil in the fourth quarter of 2023 and nil in the same period of 2023. The unrealized gain of change in fair value of cryptocurrency was driven by the bitcoin price, which increased from approximately US$42,400 on January 1, 2024 to approximately US$70,400 on March 31, 2024. For further information, please refer to “Early Adoption of FASB’s New Accounting Rules for Crypto Assets Since January 1, 2024”.

Foreign exchange losses, net in the first quarter of 2024 were US$1.8 million, compared with a gain of US$1.4 million in the fourth quarter of 2023 and a loss of US$2.6 million in the same period of 2023, respectively. The foreign exchange losses were due to the U.S. dollar depreciation against the Renminbi during the first quarter of 2024.

Net loss in the first quarter of 2024 was US$39.4 million, compared to US$139.0 million in the fourth quarter of 2023 and US$84.4 million in the same period of 2023.

Non-GAAP adjusted EBITDA in the first quarter of 2024 was a loss of US$26.0 million, as compared to a loss of US$69.4 million in the fourth quarter of 2023 and a loss of US$57.5 million in the same period of 2023. Non-GAAP adjusted EBITDA is a financial measure defined as EBITDA adjusted to eliminate the effects of certain non-cash and/or non-recurring items that do not reflect our ongoing operations. For further information, please refer to “Use of Non-GAAP Financial Measures” in this press release.

Foreign currency translation adjustment, net of nil tax, in the first quarter of 2024 was a loss of US$5.0 million, compared with a loss of US$0.3 million in the fourth quarter of 2023 and a gain of US$9.2 million in the same period of 2023, respectively.

Basic and diluted net loss per American depositary share (“ADS”) in the first quarter of 2024 were US$0.16. In comparison, basic and diluted net loss per ADS in the fourth quarter of 2023 were US$0.77, while basic and diluted net loss per ADS in the same period of 2023 were US$0.51. Each ADS represents 15 of the Company’s Class A ordinary shares.

As of March 31, 2024, the Company held cryptocurrency assets that primarily comprised 1,271.7 bitcoins with a total fair value of US$90.2 million, which consisted of 1,057.4 bitcoins owned by the Company and 214.3 bitcoins received as customer deposits. For further information, please refer to “Early Adoption of FASB’s New Accounting Rules for Crypto Assets Since January 1, 2024”.

As of March 31, 2024, the Company had cash of US$54.7 million, compared to US$96.2 million as of December 31, 2023.

Accounts receivable, net as of March 31, 2024 was US$1.6 million, compared to US$3.0 million as of December 31, 2023. Accounts receivable was mainly due to an installment policy implemented for some major customers who meet certain conditions.

Contract liability as of March 31, 2024 was US$38.9 million, compared to US$19.6 million as of December 31, 2023.

Shares Outstanding

As of March 31, 2024, the Company had a total of 263,746,289 ADSs outstanding, each representing 15 of the Company’s Class A ordinary shares.

Recent Developments

Proposed Share Purchase by Management

On April 22, 2024, the Company announced that Mr. Nangeng Zhang, Chairman and Chief Executive Officer of Canaan, and Mr. James Jin Cheng, Chief Financial Officer of Canaan, informed the Company of their intention to use their personal funds to jointly purchase no less than US$2 million of the Company’s Class A ordinary shares represented by American depositary shares (“ADSs”), each ADS representing 15 of the Company’s Class A ordinary shares, subject to the Company’s insider trading policy during open-window periods and in compliance with legal guidelines.

Bitcoin Mining Operations

As of May 16, 2024, the Company had 11 active mining projects globally, with a total of 4.0 Exahash/s installed and 3.0 Exahash/s energized computing power. The energized computing power has increased by 58% compared to the end of the fourth quarter of 2023, mainly due to the re-energization of some machines in Kazakhstan and the energization of machines in other projects. The Company reallocated about 1.0 Exahash/s of previously deployed mining machines in Kazakhstan for customer orders as an adjustment to its mining operations.

Preferred Shares Financing

On November 27, 2023, the Company entered into a Securities Purchase Agreement with an institutional investor (the “Buyer”), pursuant to which the Company shall issue and sell to the Buyer up to 125,000 Series A Convertible Preferred Shares (the “Preferred Shares”) at the price of US$1,000.00 for each Preferred Share.

On December 11, 2023, the Company closed the first tranche of the preferred shares financing (the “First Tranche Preferred Shares Financing”) and is obligate to issue the second tranche of the preferred shares financing (the “Forward Purchase Liabilities”), raising total net proceeds of $25.4 million. Pursuant to the First Tranches Preferred Shares Financing, the Company issued 25,000 Preferred Shares in total at the price of US$1,000.00 per Preferred Share.

In connection with the issuance of the Preferred Shares, the Company caused The Bank of New York Mellon to deliver 8,000,000 ADSs collectively as pre-delivery shares (the “Pre-delivery Shares”), each representing fifteen Class A ordinary shares of the Company, at the price of US$0.00000075 for each ADS. The Pre-delivery Shares shall be returned to the Company at the end of the arrangement and the Company shall pay such Buyer US$0.00000075 for each such Pre-delivery Share. The Pre-delivery Shares are considered a form of stock borrowing facility and were accounted as a share lending arrangement.

On January 22, 2024, the Company closed the second tranche of the preferred shares financing (the “Second Tranche Preferred Shares Financing”), raising total net proceeds of $49.9 million. Pursuant to the Second Tranche Preferred Shares Financing, the Company issued 50,000 Preferred Shares in total at the price of US$1,000.00 per Preferred Share and caused The Bank of New York Mellon to deliver an additional 2,800,000 ADSs collectively as pre-delivery shares (the “Pre-delivery Shares”), each representing fifteen Class A ordinary shares of the Company, at the price of US$0.00000075 for each ADS.

The Company intends to use the net proceeds from the sale of the securities for expansion of wafer procurement, R&D activities, and other general corporate purposes.

According to the Securities Purchase Agreement, the closing of the third tranche of preferred shares financing (the “Third Tranche”), would be contingent upon mutual agreement between the Company and the Buyer. As of the date of this announcement, neither the Company is obliged to sell nor the Buyer is obliged to purchase for the Third Tranche.

As of the date of the Company’s first quarter 2024 earnings release, the Company has 4,223,697,753 Class A ordinary shares, 311,624,444 Class B ordinary shares, and 1,000 Series A Preferred Shares issued and outstanding. The increase in the outstanding Class A ordinary shares compared to the end of 2023 was due to the conversion from part of the Series A Preferred Shares to Class A ordinary shares by the Buyer and the issuance of the Pre-delivery Shares.

Early Adoption of FASB’s New Accounting Rules for Crypto Assets Since January 1, 2024

Effective January 1, 2024, the Company early adopted ASU 2023-08, which requires all entities holding cryptocurrency assets that meet certain requirements to subsequently measure those in-scope cryptocurrency assets at fair value. As of December 31, 2023, the Company held cryptocurrency assets that primarily comprised 1,078.5 bitcoins with the carrying value amounted to US$26.9 million. The cumulative adjustment of US$18.9 million for these bitcoins was recorded to accumulated deficit as of the beginning of the year 2024. In the first quarter of 2024, the adoption of the new account rules led to an unrealized gain of US$33.6 million due to the bitcoin price increase during the period.

Business Outlook

The Company maintains its guidance for the second quarter of 2024 and provides an outlook for the third quarter of 2024. For the second quarter of 2024, the Company expects total revenues to be approximately US$70 million. For the third quarter of 2024, the Company expects total revenues to be approximately US$70 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company’s management team will hold a conference call at 8:00 A.M. U.S. Eastern Time on May 17, 2024 (or 8:00 P.M. Singapore Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title: Registration Link:	Canaan Inc. First Quarter 2024 Earnings Conference Call https://register.vevent.com/register/BI3b4b421451434636a61d7e8044eff306

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call.

A live and archived webcast of the conference call will be available at the Company’s investor relations website at investor.canaan-creative.com.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, under the leadership of Mr. Nangeng Zhang, founder and CEO, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology in bitcoin's history under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward−looking statements. Canaan Inc. may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry in China; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward−looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

In evaluating Canaan’s business, the Company uses non-GAAP measures, such as adjusted EBITDA, as supplemental measures to review and assess its operating performance. The Company defines adjusted EBITDA as net loss excluding income tax expenses (benefit), interest income, depreciation and amortization expenses, share-based compensation expenses, impairment on property, equipment and software, change in fair value of financial instruments and excess of fair value of Series A Convertible Preferred Shares. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools and investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. One of the key limitations of using adjusted EBITDA is that it does not reflect all of the items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

Investor Relations Contact

Canaan Inc.
Ms. Xi Zhang
Email: IR@canaan-creative.com

ICR, LLC.
Robin Yang
Tel: +1 (347) 396-3281
Email: canaan.ir@icrinc.com

CANAAN INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(all amounts in thousands, except share and per share data, or as otherwise noted)

	As of December 31,	As of March 31,
	2023	2024
	USD	USD
ASSETS
Current assets:
Cash	96,154	54,739
Accounts receivable, net	2,997	1,636
Inventories	142,287	99,152
Prepayments and other current assets	122,242	165,435
Total current assets	363,680	320,962
Non-current assets:
Cryptocurrency	28,342	90,162
Property, equipment and software, net	29,466	47,076
Intangible asset	-	1,060
Operating lease right-of-use assets	1,690	4,217
Deferred tax assets	66,809	67,334
Other non-current assets	486	485
Non-current financial investment	2,824	2,819
Total non-current assets	129,617	213,153
Total assets	493,297	534,115
LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	6,245	16,698
Contract liabilities	19,614	38,863
Income tax payable	3,534	3,512
Accrued liabilities and other current liabilities	64,240	42,719
Operating lease liabilities, current	1,216	1,609
Preferred Shares forward contract liability	40,344	-
Series A Convertible Preferred Shares	-	7,116
Total current liabilities	135,193	110,517
Non-current liabilities:
Lease liabilities, non-current	210	2,136
Deferred tax liability	-	180
Other non-current liabilities	9,707	9,547
Total liabilities	145,110	122,380
Shareholders’ equity:
Ordinary shares (US$0.00000005 par value; 1,000,000,000,000 shares authorized, 3,772,078,667 and 4,447,158,932 shares issued, 3,514,973,327 and 4,203,333,587 shares outstanding as of December 31, 2023 and March 31, 2024, respectively)	-	-
Treasury stocks (US$0.00000005 par value; 257,105,340 shares as of December 31, 2023 and 243,825,345 shares as of March 31, 2024, respectively)	(57,055)	(57,055)
Additional paid-in capital	653,860	742,895
Statutory reserves	14,892	14,892
Accumulated other comprehensive loss	(43,879)	(48,866)
Accumulated deficit	(219,631)	(240,131)
Total shareholders’ equity	348,187	411,735
Total liabilities and shareholders’ equity	493,297	534,115

CANAAN INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

	For the Three Months Ended
	March 31, 2023	December 31, 2023	March 31, 2024
	USD	USD	USD
Revenues
Products revenue	44,114	44,907	23,446
Mining revenue	11,089	3,708	10,460
Other revenues	29	458	1,185
Total revenues	55,232	49,073	35,091
Cost of revenues
Product cost	(75,390)	(95,764)	(59,757)
Mining cost	(27,338)	(6,001)	(12,152)
Other cost	(50)	(1,377)	(509)
Total cost of revenues	(102,778)	(103,142)	(72,418)
Gross loss	(47,546)	(54,069)	(37,327)
Operating expenses:
Research and development expenses	(19,058)	(10,778)	(15,342)
Sales and marketing expenses	(1,485)	(1,762)	(1,073)
General and administrative expenses	(17,577)	(20,191)	(14,304)
Impairment on property, equipment and software	-	(6,324)	-
Impairment on cryptocurrency	-	(144)	-
Total operating expenses	(38,120)	(39,199)	(30,719)
Loss from operations	(85,666)	(93,268)	(68,046)
Interest income	440	229	205
Change in fair value of cryptocurrency	-	-	33,583
Change in fair value of financial instruments	-	(10,918)	2,340
Excess of fair value of Series A Convertible Preferred Shares	-	(59,199)	(376)
Foreign exchange gains (losses), net	(2,559)	1,404	(1,843)
Other income (expense), net	1,078	(363)	(4,454)
Loss before income tax expenses	(86,707)	(162,115)	(38,591)
Income tax (expense) benefit	2,341	23,100	(802)
Net loss	(84,366)	(139,015)	(39,393)
Foreign currency translation adjustment, net of nil tax	9,158	(268)	(4,987)
Total comprehensive loss	(75,208)	(139,283)	(44,380)
Weighted average number of shares used in per class A and Class B ordinary share calculation:
— Basic	2,502,558,388	2,706,024,111	3,719,629,615
— Diluted	2,502,558,388	2,706,024,111	3,719,629,615
Net loss per class A and Class B ordinary share (cent per share)
— Basic	(3.37)	(5.14)	(1.06)
— Diluted	(3.37)	(5.14)	(1.06)
Share-based compensation expenses were included in:
Cost of revenues	66	14	57
Research and development expenses	2,324	1,911	1,865
Sales and marketing expenses	(164)	79	43
General and administrative expenses	10,387	6,649	5,946

The table below sets forth a reconciliation of net loss to Non-GAAP adjusted EBITDA for the period indicated:

	For the Three Months Ended
	March 31, 2023	December 31, 2023	March 31, 2024
	USD	USD	USD
Net loss	(84,366)	(139,015)	(39,393)
Income tax (expense) benefit	(2,341)	(23,100)	802
Interest income	(440)	(229)	(205)
EBIT	(87,147)	(162,344)	(38,796)
Depreciation and amortization expenses	17,058	7,807	6,873
EBITDA	(70,089)	(154,537)	(31,923)
Share-based compensation expenses	12,613	8,653	7,911
Impairment on property, equipment and software	-	6,324	-
Change in fair value of financial instruments	-	10,918	(2,340)
Excess of fair value of Series A Convertible Preferred Shares	-	59,199	376
Non-GAAP adjusted EBITDA	(57,476)	(69,443)	(25,976)